Marauder Tech, LLC (the "Company") a Florida Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2025 & 2024

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Marauder Tech, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in members equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 23, 2026
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2025	2024
ASSETS		
Current Assets		
Cash and Cash Equivalents	31,304	25,355
Total Current Assets	31,304	25,355
Non-current Assets		
Computers, net of Accumulated Depreciation	10,696	23,489
Security Deposit	28,000	-
Total Non-Current Assets	38,696	23,489
TOTAL ASSETS	70,000	48,844
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	384,559	679,267
Other Current Liabilities	248	3,080
Notes Payable - Related Party	1,151,588	-
Shareholder Loans	5,997,365	3,444,865
Total Current Liabilities	7,533,759	4,127,212
Non-Current Liabilities		
Notes Payable - Related Party	99,490	-
Total Non-Current Liabilities	99,490	-
TOTAL LIABILITIES	7,633,249	4,127,212
Commitments & Contingencies (Note 4)		
EQUITY		
Member's Equity	(7,563,249)	(4,078,368)
Total Equity	(7,563,249)	(4,078,368)
TOTAL LIABILITIES AND EQUITY	70,000	48,844

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2024	-	(241,422)	(241,422)
Capital Contributions	34,011	-	34,011
Net Income (Loss)	-	(3,870,957)	(3,870,957)
Ending Balance 12/31/2024	34,011	(4,112,378)	(4,078,368)
Capital Contributions	1,100,000	-	1,100,000
Net Income (Loss)	-	(4,584,881)	(4,584,881)
Ending Balance 12/31/2025	1,134,011	(8,697,260)	(7,563,249)

Statement of Operations

	Year Ended December 31,	
	2025	**2024**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	287,271	985,802
General and Administrative	4,248,367	2,871,310
Depreciation	12,793	12,793
Total Operating Expenses	4,548,431	3,869,905
Operating Income (loss)	(4,548,431)	(3,869,905)
Other Expense		
Interest Expense - Related Party	26,000	-
Interest Expense	10,451	1,051
Total Other Expense	36,451	1,051
Earnings Before Income Taxes	(4,584,881)	(3,870,957)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(4,584,881)	(3,870,957)

Statement of Cash Flows

	Year Ended December 31,	
	2025	**2024**
OPERATING ACTIVITIES		
Net Income (Loss)	(4,584,881)	(3,870,957)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	12,793	12,793
Accounts Payable and Accrued Expenses	(297,541)	672,813
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(284,748)	685,605
Net Cash provided by (used in) Operating Activities	(4,869,629)	(3,185,351)
INVESTING ACTIVITIES		
Computers	-	(32,089)
Security Deposit	(28,000)	-
Net Cash provided by (used by) Investing Activities	(28,000)	(32,089)
FINANCING ACTIVITIES		
Proceeds from Notes Payable - Related Parties	1,251,078	-
Proceeds from Shareholder Loans	2,552,500	3,194,865
Proceeds from Contributions	1,100,000	34,011
Net Cash provided by (used in) Financing Activities	4,903,578	3,228,875
Cash at the beginning of period	25,355	13,920
Net Cash increase (decrease) for period	5,949	11,434
Cash at end of period	31,304	25,355

Marauder Tech, LLC
Notes to the Unaudited Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Marauder Tech, LLC ("the Company") was formed in Florida on January 5th, 2015. The Company Florida-based technology and game development company founded by Morgan Kane. The Company is focused on the design and development of innovative strategy-based gaming experiences, with its flagship project, Price of Glory, at the center of its vision.

Driven by a passion for gaming innovation and user acquisition, the Company is positioning itself to expand its market presence through digital marketing, community building, and strategic partnerships. The Company's long-term vision is to establish Price of Glory as a standout title in the strategy gaming space while building a scalable platform for future game development and interactive entertainment.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital and accelerate the continued development and launch of Price of Glory. The game reflects Morgan Kane's vision of creating an immersive, competitive strategy experience that blends tactical decision-making, player engagement, and scalable digital growth.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/25
Computers	3	38,378	(27,682)	-	10,696
Grand Total	**-**	**38,378**	**(27,682)**	**-**	**10,696**

Security Deposit

During 2025, the Company provided a $28,000 cash deposit to the State of Wyoming in connection with workers' compensation bonding requirements. Management believes the amount is recoverable upon satisfaction of the related regulatory requirements.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2025.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on the financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Shareholders loaned the Company various amounts to fund operations resulting in balance of $5,997,365 and $3,444,865 as of December 31st, 2025 and 2024, respectively. The loans do not accrue interest and are due on demand.

On August 23, 2025, the Company entered into a balloon promissory note with a related party lender with an original principal balance of $1,300,000. The note bears interest at 6% per annum and matures in August of 2026, at which time all unpaid principal and accrued interest become due. The note may be prepaid without penalty prior to maturity and is personally guaranteed by the Company's manager. The balance of the loan was $1,151,588 as of December 31st, 2025. The Company had interest expense of $26,000 in 2025 related to this loan.

On June 20th, 2025, the Company entered into a balloon promissory note with a related party lender with an original principal of $99,990. The note bears interest at 6% per annum and matures in June of 2027. The balance of the loan was $99,490 as of December 31st, 2025.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of related party loans.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2025 Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	For the Year Ended December 2024 Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Shareholder Loans	5,997,365	None	On Demand	5,997,365	-	5,997,365	-	3,444,865	-	3,444,865	-
Notes Payable - Related Party 1	1,300,000	6%	2026	1,151,588	-	1,151,588	26,000	-	-	-	-
Notes Payable - Related Party 2	99,990	6%	2027	-	99,490	99,490	-	-	-	-	-
Total				**7,148,953**	**99,490**	**7,248,443**	**26,000**	**3,444,865**	-	**3,444,865**	-

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	7,148,953
2027	99,490
2028	-
2029	-
2030	-
Thereafter	-

NOTE 6 – EQUITY

The Company is authorized to issue Class A Units, Class B Units, and Class C Units. Class A Units are voting units held by the Company's founder and manager, while Class B Units are non-voting units issued to investors and subject to certain anti-dilution provisions. Class C Units consist of a pool of 2,500,000 non-voting units reserved for future crowdfunding or equity issuances. As of December 31st, 2025, the Company had 223,675 Class A Units and 1,325,000 Class B Units issued and outstanding.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 23, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.